EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

March 31, 2011
Assets
Current assets:
Cash and cash equivalents	$11,478
Receivables, net	310,711
Inventories, net	126,289
Deferred income taxes	24,061
Prepaid expenses and other current assets	7,766

Total current assets	480,305
Property, plant and equipment, net	533,052
Goodwill	1,099,682
Identifiable intangible and other assets, net	188,798

Total	$2,301,837

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$215,230
Current portion of debt	11

Total current liabilities	215,241
Long-term debt	127,903
Deferred income taxes	200,976
Other long-term liabilities	24,211
Parent’s net investment:
Parent’s net investment	1,735,968
Accumulated other comprehensive loss	(2,462)

Total parent’s net investment	1,733,506

Total	$2,301,837

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Three Months Ended March 31, 2011
Net sales	$969,853
Cost of sales	745,221

Gross profit	224,632
Operating costs and expenses:
Selling and distribution	153,605
General and administrative	14,056
Amortization of intangibles	547
Facility closing and reorganization costs	222

Total operating costs and expenses	168,430

Operating income	56,202
Other expense:
Interest expense	2,838
Other expense, net	20,374

Total other expense	23,212

Income from continuing operations before income taxes	32,990
Income taxes	13,837

Net income	$19,153